SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
		RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934


                                DELTA AIRLINES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    247361702
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                                 (CUSIP Number)

				Kenneth J. Cooper
                           Pension Benefit Guaranty Corp.
                           Office of General Counsel
                           1200 K Street, N.W., Rm 11509
			   Washington, D.C. 20005
                           (202) 326-4400 ext 3754
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2008
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                          (Date of Event which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
			 (Continued on following pages)



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CUSIP NO.      247361702               SCHEDULE 13D         PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pension Benefit Guaranty Corporation, Tax ID No. 52-1042410
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS

                                 OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

             District of Columbia
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                         7      SOLE VOTING POWER

                                	O
                        -----------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    	O
  OWNED BY              -----------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     	0
                        -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                	O
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            		43,567,017
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            			14.91%
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    14      TYPE OF REPORTING PERSON*

            			OO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP NO.      247361702            SCHEDULE 13D          PAGE 3 OF 5 PAGES
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This Amendment  to the Schedule 13D filed by the Pension Benefit
Guaranty Corporation ("PBGC") on May 14, 2008 (the "Schedule 13D"), amends Item 5 of the Schedule 13D. All capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.


ITEM 1.           SECURITY AND ISSUER

This statement relates to the common stock, par value
$0.0001 per share, of Delta Airlines, Inc. a Delaware Corporation
("Delta Common Stock"). Delta Airlines, Inc. is the issuer.
Delta Airlines, Inc.'s principal executive offices are located at P.O. Box 20706, Atlanta, Georgia 30320-6001



ITEM 2.           IDENTITY AND BACKGROUND

The person filing this statement is the Pension Benefit Guaranty Corporation ("PBGC"). PBGC's business address is
1200 K Street, NW, Washington, D.C. 20005. PBGC is a wholly-owned United States Government corporation established under 29 U.S.C. Section 1302. PBGC administers the pension plan termination insurance program created under Title IV of the Employee Retirement Income Security Act of 1974 ("ERISA").



ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 25, 2007, the United States Bankruptcy Court for the Southern District of New York confirmed Delta Airlines, Inc.'s
Joint Plan of Reorganization ("POR"). PBGC has an allowed unsecured claim against Delta Airlines, Inc. The claim relates to Delta's statutory liability arising from the termination of the Delta Pilots Retirement Plan. Under the POR, holders of allowed unsecured claims are to receive shares of Delta Common Stock. On May 3, 2007, PBGC received a distribution of 49,484,950 shares of Delta Common Stock on account of its allowed unsecured claim.



ITEM 4.           PURPOSE OF TRANSACTION.

As described in Item 3 above, PBGC acquired 49,484,950 shares of Delta Common Stock on account of its allowed unsecured claim against Delta Airlines, Inc., pursuant to the POR. Under the POR, Delta Airlines. Inc. is expected to make additional distributions to holders of allowed unsecured claims. PBGC may receive additional shares of Delta Common Stock in future distributions. PBGC has not acquired these securities with the purpose or effect of changing or influencing the control of the issuer, or for investment purposes.

PBGC does not have any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (b) through
(j) of the instructions to Item 4 of Schedule 13D.





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CUSIP NO.      247361702             SCHEDULE 13D          PAGE 4 OF 5 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

(a) As of the date of this filing, PBGC owns of record or beneficially 43,567,017 shares of Delta Common Stock, which represents 14.91% of the outstanding shares of Delta Common Stock.

(b) PBGC has assigned investment and voting authority with respect to its shares of Delta common stock to J.P. Morgan
Investment Management Inc., a wholly owned subsidiary of JPMorgan
Chase & Co. PBGC retains the right to revoke this assignment, and, therefore, is a beneficial owner of the shares.

(c) As a reult of a series of sale transactions in February 2008 by J.P. Morgan Investment Management, Inc., the number of shares of Delta Common Stock owned by PBGC has been reduced from 49,484,950 to 43,567,017.
PBGC has not acquired any additional shares of Delta Common Stock.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, PBGC's shares of Delta Common Stock.

(e)  Not applicable.



ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
		 RELATIONSHIPS WITH RESPECT TO SECURITIES OF
		 THE COMPANY.

None.



ITEM 7.  	MATERIAL TO BE FILED AS EXHIBITS.

None.






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CUSIP NO.     247361702		     SCHEDULE 13D         PAGE 5 OF 5 PAGES
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                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2008


                                           Pension Benefit Guaranty Corporation


                                           By: /s/ Patricia Kelly
                                               ---------------------------
                                               Name:  Patricia Kelly
                                               Title: Chief Financial Officer